                                                         Filed by Motorola, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                 Subject Company: Motorola, Inc.
                                                   Commission File No. 001-07221

On February 22, 2000, Motorola, Inc., a Delaware corporation, announced its proposed acquisition of C-Port Corporation, a Delaware corporation. The following is a slide presentation first presented on February 22, 2000:

[LOGO]                        Motorola to Acquire
                              C-Port Corporation


[LOGO]  MOTOROLA                 +           [LOGO] C-PORT  =
Semiconductor Products Sector

                          The Heart of Smart Networks


[LOGO] MOTOROLA                                           [LOGO] DigitalDNA(TM)
Semiconductor Products Sector                                     from Motorola


                       22 February, 2000          Page 1
                       Motorola Confidential Proprietary

[LOGO]                     Communications Processors
                             Enable Smart Networks

       -----------------------                 --------------------------
           The Old World                             The New World
           -------------                             -------------

               Limited            Application           Advanced
            Applications         Enabling Point       Applications

                 /\             -----------------)-----------------------
                  |
            Adaptation Gap
                                   Service               Dynamic
                  |             Enabling Point           Services
                 \/

                 Static         -----------------)-----------------------
                Services
            --------------
                 Fixed                                Programmable
            Infrastructure                           Infrastructure
                                                     [LOGO] DigitalDNA(TM)
                                                          from Motorola

       -----------------------                 -------------------------
             Fixed ASICs                       Communications Processors
          (Hardware Focus)                        (Software Focus)

[LOGO] MOTOROLA                                   [LOGO] DigitalDNA(TM)
Semiconductor Products Sector                             from Motorola


                        22 February, 2000          Page 2
                        Motorola Confidential Proprietary

[LOGO]                       Motorola--A Leader in
                           Communications Processors
              -------------------------------------------------
                                Integrated
                  Host        Communications          Network
               Processors       Processors           Processors

                                     302               [LOGO]
                Embedded            QUICC                      C-5 DCP
                PowerPC          PowerQUICC             C-PORT
                                PowerQUICC II
              -------------------------------------------------

(------------------------------------------------)(----------------------------)
                     A family of Communications Processors
(------------------------------------------------------------------------------)

                      From SOHO to Access to Edge to Core

[LOGO] MOTOROLA                                   [LOGO] DigitalDNA(TM)
Semiconductor Products Sector                             from Motorola


                       22 February, 2000          Page 3
                       Motorola Confidential Proprietary

[LOGO]                     A History of Leadership in
                           Communications Processors


2000               C-5 DCP              PowerPC

1999               Power QUICC II       G4

1996               Power QUICC          G3

1993               QUICC                G2

1989               68302                G1


          .    A leader in Communications Processors since 1989

          .    Over 300 Customers of Communications Processors

          .    More than 4000 Design-wins



[LOGO] MOTOROLA                                   [LOGO] DigitalDNA(TM)
Semiconductor Products Sector                             from Motorola

                       22 February, 2000          Page 4
                       Motorola Confidential Proprietary

[LOGO]                      Broad Range of Communications
                                 Processor Solutions

Example Networking Products                          Example Networking Products
---------------------------                          ---------------------------

 . Optical Edge Switches                              . Broadband Wireless
                                                       Infrastructure
 . Web Switches
                                                     . Branch Office Routers
 . IP Edge Routers
                                                     . IP Telephony Gateways
 . Terabit Routers
                                                     . 3G Basestations
 . Multi-Service Access Platforms
                                                     . ADSL Digital Modems
 . Test Equipment
                                                     . DSLAMs



                      Network               C-5 DCP
                      Core

                      Edge                  Power QUICC II

                                            Power QUICC

                      Access

                                            QUICC

                      Small Office          68302
                      Customer
                      Premise


                          Communications Processors


[LOGO] MOTOROLA                                           [LOGO] DigitalDNA(TM)
Semiconductor Products Sector                                     from Motorola


                       22 February, 2000          Page 5
                       Motorola Confidential Proprietary

[LOGO]                    The Motorola & C-Port Platform:
                            The Heart of Smart Networks

[Chart: top line of horizontal axis states "Communications Software"; bottom line of horizontal axis states "Communications Processors"; vertical axis states "Communications Development Tools."] The following information appears inside the chart:

          . Communications Processors

            - C-Port C-5 DCP
            - Motorola PowerPC, PowerQuicc, PowerQuiccII, StarCore

          . Communications Software

            - Reference Libraries & Partner Programs
            - CPIX Forum for API standards

          . Communications Development Tools

            - C-Port C-Ware Development Environment
            - Metrowerks Code Warrior



[LOGO] MOTOROLA                                           [LOGO] DigitalDNA(TM)
Semiconductor Products Sector                                     from Motorola


                       22 February, 2000          Page 6
                       Motorola Confidential Proprietary

[LOGO]                 The Combined Value to Customers:
                           Smarter Networks Sooner!



                                   Equipment         Service           End
                                    Vendors         Providers         Users
                                       O                 O               O
[LOGO] MOTOROLA                        O      ---)       .       ---)    O
                                       .                 .               .
       Semiconductor Products Sector--).                 .               .
                                       .                 O               .
           +                           O                                 O
                                       O      ----------------------)    O
         [LOGO]
                                   Faster TTM       More Services   More Options
         C-PORT                   Single Vendor      Lower Costs    Lower Costs
                                   WW Coverage       More Profits

           The combination enables these benefits to accrue sooner!


[LOGO] MOTOROLA                                           [LOGO] DigitalDNA(TM)
Semiconductor Products Sector                                     from Motorola


                       22 February, 2000          Page 7
                       Motorola Confidential Proprietary

[The text set forth below appears in a box in the foreground of the slide. In the background of the slide are pictures of certain products, including without limitation, a remote control, a satellite, a cellular telephone, a digital camera, an automobile, a compact disc and a telecommunications network cord.]

                                    What's

                                  behind the

                                    world's

                                     smart

                                   products? [LOGO]

                                                          [LOGO] DigitalDNA(TM)
                                                               from Motorola

                                                             THE HEART OF SMART.

M O T O R O L A                 E M B E D D E D              S O L U T I O N S

[LOGO]

Motorola will be filing a registration statement containing a proxy statement/prospectus and other relevant documents concerning Motorola's acquisition of C-Port with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Motorola will be available free of charge by contacting Motorola Investor Relations at 1303 East Algonquin Road, Schaumburg, Illinois 60196, Telephone (800) 262-8509. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Statements about Motorola's future financial performance, the likelihood that the transaction will be consummated in a timely manner and the financial impact of the transaction are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or, if any of them do so, what impact they will have on the results of operations and financial condition of the Semiconductor Products Sector, Motorola or the price of its stock. Motorola wishes to caution the reader that the following factors and those in its 1999 Proxy Statement on pages F-15 through F-18, in its Form 10-Q for the period ending October 2, 1999, and in its other SEC filings could cause the actual results of Motorola or the Semiconductor Products Sector to differ materially from those in the forward-looking statements: the ability of the companies to successfully integrate C-Port's business and capitalize on the combined technologies; and factors affecting the future evolution of the communications processor market and related technology.


[LOGO] MOTOROLA                                            [LOGO] DigitalDNA(TM)
Semiconductor Products Sector                                      from Motorola


                       22 February, 2000          Page 9
                       Motorola Confidential Proprietary